UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

China Recycling Energy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

168913200

(CUSIP Number)

February 14, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 2 of 7

EXPLANATORY NOTE

This Schedule 13G is being filed to disclose that the Reporting Persons identified hererin beneficially owned more than 5 percent of the Common Stock of the Issuer as of the date listed on the Cover Page. The Reporting Persons did not timely file a Schedule 13G to disclose such beneficial ownership, and have subsequently ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer.

SCHEDULE 13G	Page 3 of 7

CUSIP No. 168913309

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guichang Tian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 64,737
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER 64,737
	8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 64,737
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1) The percentage is calculated based upon total outstanding shares of 2,182,642, as of April 13, 2020, as set forth in the Issuer’s Current Report on Form 8-K, filed on April 17, 2020.

SCHEDULE 13G	Page 4 of 7

CUSIP No. 168913309

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY: Roundtree Lab LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BE EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER --
	6.	SHARED VOTING POWER --
	7.	SOLE DISPOSITIVE POWER --
	8.	SHARED DISPOSITIVE POWER --
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 64,737
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1) The percentage is calculated based upon total outstanding shares of 2,182,642, as of April 13, 2020, as set forth in the Issuer’s Current Report on Form 8-K, filed on April 17, 2020.

SCHEDULE 13G	Page 5 of 7

Item 1. (a)	Name of Issuer:

China Recycling Energy Corporation

Item 1. (b)	Address of Issuer's Principal Executive Offices:

4/F, Tower C

Rong Cheng Yun Gu Building

Keji 3rd Road, Yanta District

Xi’an City, Shaanxi Province

China 710075

Item 2. (a)	Name of Person Filing:

Guichang Tian

Roundtree Lab LLC

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

Guichang Tian

21098 White Fur Court

Cupertino, CA 96104

Roundtree Lab LLC

30 N Gould Street, Ste R

Sheridan, WY 82801

Item 2. (c)	Citizenship:

Guichang Tian

United States of America

Roundtree Lab LLC

Wyoming

Item 2. (d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2. (e)	CUSIP Number:

168913309

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

SCHEDULE 13G	Page 6 of 7

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Guichang Tian	64,737	3.0%	64,737	-	64,737	-
Roundtree Lab LLC	-	0.0%	-	-	-	-
	64,737	3.0%	64,737		64,737

* The percentage is calculated based upon total outstanding shares of 2,182,642, as of April 13, 2020, as set forth in the Issuer’s Current Report on Form 8-K, filed on April 17, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

As disclosed in the Explanatory Note, Mr. Guichang Tian and Roundtree Lab LLC, collectively owned more than five percent of the Common Stock in the aggregate as of the date listed on the Cover Page of this Schedule 13G. Mr. Guichang Tian has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock represented by this Schedule 13G that may be deemed to be beneficially owned by Roundtree Lab LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

SCHEDULE 13G	Page 7 of 7

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2020

By:	/s/ Guichang Tian
Name:	Guichang Tian

ROUNDTREE LAB, LLC

By:	/s/ Guichang Tian
Name :	Guichang Tian, sole member